CERTIFICATE OF FORMATION:
Progressive Medical Imaging of Bloomfield, LLC

The undersigned, being authorized to execute and file this Certificate of Formation, hereby certifies that:

FIRST: The name of the limited liability company is “PROGRESSIVE MEDICAL IMAGING OF HACKENSACK, LLC” (hereinafter the “Company”).

SECOND: The address of the registered office of the Company in this state is 401 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

THIRD: The name and address of the resident agent of the Company is Robert Farrell, 401 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

FOURTH: The Company has two members.

FIFTH: The duration of the Company is perpetual or such other lesser period required by law to maintain its standing as a limited liability company.

IN WITNESS WHEREOF, I have signed this Certificate of Formation this Twenty-First day of June, 2001.

/s/ Frank Arcaroli
Frank Arcaroli, Controller
Incorporate Filing
Progressive Medical Imaging of Hackensack, LLC